UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission File Number: 001-41411

Haleon plc
(Translation of registrant’s name into English)

Building 5, First Floor, The Heights,
Weybridge, Surrey, KT13 0NY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

EXHIBIT INDEX

Exhibit Number	Description
99.1	31 May 2024 - “Disposal of the ChapStick brand completed”

99.1

Haleon plc: disposal of the ChapStick brand completed

31 May 2024: Haleon plc ("Haleon") has today announced that it has completed the disposal of the ChapStick brand to Suave Brands Company, a portfolio company of Yellow Wood Partners.

On 25 January 2024, Haleon announced that it had reached a binding agreement for the sale of the ChapStick brand to Suave Brands Company for pre-tax cash proceeds of approximately $430 million, as well as a passive minority interest in Suave Brands Company.

Enquiries
Investors		Media
Sonya Ghobrial	+44 7392 784784	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Gemma Thomas	+44 7985 175048
Emma White	+44 7823 523562
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com

About Haleon
Haleon (LSE / NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans five major categories - Oral Health, Pain Relief, Respiratory Health, Digestive Health and Other, and Vitamins, Minerals and Supplements (VMS). Its long-standing brands - such as Advil, Sensodyne, Panadol, Voltaren, Theraflu, Otrivin, Polident, parodontax and Centrum - are built on trusted science, innovation and deep human understanding.

For more information, please visit www.haleon.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HALEON PLC (Registrant)
Date: May 31, 2024	By:	/s/ Amanda Mellor
		Name:	Amanda Mellor
		Title:	Company Secretary